ISSUER FREE WRITING PROSPECTUS

(RELATING TO PRELIMINARY PROSPECTUS

SUPPLEMENT DATED DECEMBER 16, 2010 AND

PROSPECTUS DATED JANUARY 11, 2010)

FILED PURSUANT TO RULE 433

REGISTRATION NUMBER 333-164284

THE NASDAQ OMX GROUP, INC.

5.250% Senior Notes due 2018

Final Term Sheet

December 17, 2010

Issuer:	The NASDAQ OMX Group, Inc.

Type:	SEC Registered

Ratings:*	Baa3/BBB

Size:	$370,000,000

Maturity:	January 16, 2018

Coupon (Interest Rate):	5.250%

Yield to Maturity:	5.392%

Spread to Benchmark Treasury:	T + 270 basis points

Benchmark Treasury:	2.250% due November 30, 2017

Benchmark Treasury Price and Yield:	99-07 and 2.692%

Interest Payment Dates:	Each January 16 and July 16, beginning on July 16, 2011

Redemption Provision:	Callable at any time, at the greater of par or the make-whole redemption price (Treasury Rate plus 40 basis points)

Price to Public:	99.169%

Trade Date:	December 17, 2010

Settlement Date:	December 21, 2010 (T +2)

CUSIP / ISIN:	631103AE8 / US631103AE85

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wells Fargo Securities, LLC

Use of Proceeds:	The net proceeds from this offering, after deducting the underwriters’ discount and our estimated expenses, will be approximately $363.9 million. We expect to use the net proceeds from this offering to repay the senior unsecured credit facility that we expect to incur to finance the purchase of approximately 22.8 million shares of NASDAQ OMX’s common stock, $0.01 par value per share, from Borse Dubai Limited. The senior unsecured credit facility is expected to mature on December 16, 2011 and will initially bear interest at a rate per annum equal to 0.50% over the alternate base rate or 1.50 % over the LIBOR rate.

We have a commitment from an affiliate of J.P. Morgan Securities LLC to provide the senior unsecured credit facility. The availability of the senior unsecured credit facility is subject to a number of customary conditions. In addition, the definitive documentation has not yet been executed and the final terms are subject to change. To the extent that any of these conditions are not satisfied, the senior unsecured credit facility may be unavailable to us.

Use of Proceeds:

The following replaces the description of “Use of Proceeds” on page S-9 of the Preliminary Prospectus Supplement:

The net proceeds from this offering, after deducting the underwriters’ discount and our estimated expenses, will be approximately $363.9 million. We expect to use the net proceeds from this offering to repay the senior unsecured credit facility that we expect to incur to finance the purchase of approximately 22.8 million shares of NASDAQ OMX’s common stock, $0.01 par value per share, from Borse Dubai Limited. The senior unsecured credit facility is expected to mature on December 16, 2011 and will initially bear interest at a rate per annum equal to 0.50% over the alternate base rate or 1.50 % over the LIBOR rate.

We have a commitment from an affiliate of J.P. Morgan Securities LLC to provide the senior unsecured credit facility. The availability of the senior unsecured credit facility is subject to a number of customary conditions. In addition, the definitive documentation has not yet been executed and the final terms are subject to change. To the extent that any of these conditions are not satisfied, the senior unsecured credit facility may be unavailable to us.

Description of the Notes:

The following replaces the definition of “Reference Treasury Dealer” under the caption “Description of the Notes” on page S-18 of the Preliminary Prospectus Supplement:

“Reference Treasury Dealer” means (i) each of J.P. Morgan Securities LLC, Merrill Lynch Pierce, Fenner & Smith Incorporated and a Primary Treasury Dealer (as defined herein) selected by Wells Fargo Securities, LLC or any of their respective affiliates that is a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), and their respective successors, provided, however, that if any of the foregoing shall cease to be a Primary Treasury Dealer, we will substitute therefor another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer selected by us.

The following “Repurchase upon Change of Control Triggering Event” subsection has been added to the “Description of the Notes”:

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event (as defined below) occurs with respect to the Notes, unless we have exercised our right to redeem the Notes as described under “—Optional Redemption,” or “—Tax Redemption,” we will be required to make an offer to repurchase all or, at the holder’s option, any part (equal to $2,000 or any integral multiple of $1,000 in excess thereof) of each holder’s Notes pursuant to the offer described below (the “Change of Control Offer”).

In the Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased to, but not including, the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event with respect to the Notes or, at our option, prior to any Change of Control (as defined below) but after the public announcement of the transaction or transactions that constitutes or may constitute a Change of Control, we will be required to mail a notice to holders of the Notes, with a copy to the Trustee for the Notes, describing the transaction or transactions that constitute or may constitute the Change of Control Triggering Event and offering to repurchase such Notes on the date specified in the notice, which date will be no earlier than 30 and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by such Notes and described in such notice. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Triggering Event occurring on or prior to the Change of Control Payment Date. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of such Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Notes by virtue of such conflict.

On the Change of Control Payment Date, we will be required, to the extent lawful, to:

•	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

•

deliver or cause to be delivered to the Trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by us.

The paying agent will be required to promptly mail, to each holder who properly tendered Notes, the purchase price for such Notes, and the Trustee will be required to promptly authenticate and mail (or cause to be transferred by book entry) to each such holder a new note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer. In the event that such third party terminates or defaults on its offer, we will be required to make a Change of Control Offer treating the date of such termination or default as though it were the date of the Change of Control Triggering Event. In addition, we will not purchase any Notes if there has occurred and is continuing on the Change of Control Payment Date an Event of Default under the Indenture, other than a default in the payment of the Change of Control Payment.

“Below Investment Grade Rating Event” means the Notes are rated below an Investment Grade Rating by each of the Rating Agencies on any date during the period commencing upon the first public notice of the occurrence of a Change of Control or our intention to effect a Change of Control and ending 60 days following public notice of the occurrence of the related Change of Control (which 60-day period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Triggering Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the holders of the Notes in writing at their request that the reduction was the result, in whole or in part, of any event or circumstance comprising or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of us and our Subsidiaries taken as a whole to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”) other than us or one of our Subsidiaries; (2) the approval by the holders of our common stock of any plan or proposal for our liquidation or dissolution; (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any Person or Group becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of our Voting Stock; or (4) the first day on which a majority of the members of our Board of Directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control if (1) we become a direct or indirect wholly owned Subsidiary of a holding company and (2)(A) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or

(B) immediately following that transaction no Person or Group (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly of more than 50% of the Voting Stock of such holding company.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event occurring in respect of that Change of Control.

“Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date of the issuance of the Notes; or (2) was nominated for election, elected or appointed to our Board of Directors with the approval of a majority of the Continuing Directors who were members of our Board of Directors at the time of such nomination, election or appointment (either by a specific vote or by approval of the proxy statement issued by us in which such member was named as a nominee for election as a director).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Person” means any individual, firm, corporation, partnership, association, joint venture, tribunal, trust, government or political subdivision or agency or instrumentality thereof, or any other entity or organization and includes a “person” as used in Section 13(d)(3) of the Exchange Act;

“Rating Agencies” means (1) each of Moody’s and S&P; and (2) if any of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, that we select (as certified by an executive officer of ours) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.

The definition of Change of Control includes a phrase relating to the sale, transfer, conveyance or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to purchase your Notes as a result of the sale, transfer, conveyance or other disposition of less than all of our assets may be uncertain.

The following “Interest Rate Adjustment” subsection has been added to the “Description of the Notes”:

Interest Rate Adjustment

The interest rate payable on each series of Notes will be subject to adjustment from time to time if either Moody’s or S&P (each as defined below), or, in either case, any Substitute Rating Agency (as defined below) downgrades (or subsequently upgrades) the credit rating assigned to such Notes, in the manner described below.

If the rating from Moody’s (or any Substitute Rating Agency) of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on each series of Notes will increase such that it will equal the interest rate payable on such Notes on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

* Including the equivalent ratings of any Substitute Rating Agency.

If the rating from S&P (or any Substitute Rating Agency) of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on each series of Notes will increase such that it will equal the interest rate payable on such Notes on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

* Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the Notes has been adjusted upward and either Moody’s or S&P (or, in either case, a Substitute Rating Agency), as the case may be, subsequently increases its rating of the Notes to any of the threshold ratings set forth above, the interest rate on the Notes will be decreased such that the interest rate for each series of Notes will equal the interest rate payable on such Notes on the date of their issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase in rating. If Moody’s (or any Substitute Rating Agency) subsequently increases its rating of the Notes to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any substitute rating agency thereof) increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher the interest rate on each series of Notes will be decreased to the interest rate payable on such Notes on the date of their issuance. In addition, the interest rates on each series of Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the Notes become rated A3 and A- (or the equivalent of either such rating, in the case of a Substitute Rating Agency) or higher by each of Moody’s and S&P (or, in either case, a Substitute Rating Agency thereof), respectively (or by one rating agency in the event the Notes are only rated by one rating agency and we have not obtained ratings from a Substitute Rating Agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a Substitute Rating Agency), shall be made independent of any and all other adjustments, provided, however, that in no event shall (1) the interest rate for the Notes be reduced to below the interest rate payable on the Notes on the date of their issuance or (2) the total increase in the interest rate on the Notes exceed 2.00% above the interest rate payable on the Notes on the date of their issuance.

No adjustments in the interest rate of the Notes shall be made solely as a result of a rating agency ceasing to provide a rating of the Notes. If at any time Moody’s or S&P ceases to provide a rating of the Notes for any reason, we will use our commercially reasonable efforts to obtain a rating of the Notes from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the Notes pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last rating agency to provide a rating of the Notes but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by us and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table and (c) the interest rate on each series of Notes will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on such Notes on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one of Moody’s or S&P provides a rating of the Notes and no Substitute Rating Agency is offered to replace the other rating agency, any subsequent increase or decrease in the interest rate of the Notes necessitated by a reduction or increase in the rating by the agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, S&P or a Substitute Rating Agency provides a rating of the Notes, the interest rate on each series of Notes will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on such Notes on the date of their issuance, as the case may be.

Any interest rate increase or decrease described above will take effect on the next business day after the day on which the rating change has occurred.

If the interest rate payable on the Notes is increased as described above, the term “interest,” as used with respect to the Notes, will be deemed to include any such additional interest unless the context otherwise requires.

“Substitute Rating Agency” means, in our discretion at any time and from time to time, Fitch, Inc. or any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-

1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified to the Trustee by a resolution of our Board of Directors) as a replacement agency for Moody’s or S&P, or either of them, as the case may be.

Underwriting:

The following replaces the fifth paragraph under the caption “Underwriting” on page S-35 of the Preliminary Prospectus Supplement:

Certain of the underwriters have agreed to reimburse certain of our expenses in connection with this offering.

The following sentence is added after the third sentence of the third paragraph under the subheading “Other Relationships” under the caption “Underwriting” on page S-39 of the Preliminary Prospectus Supplement:

It is expected that JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, will be the administrative agent and the sole lender under our senior unsecured credit facility, which will be repaid with a portion of the proceeds of the this offering.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at the following collect number: 1-212-834-4533.